Filed by Caladrius Biosciences, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, amended Subject Company: Caladrius Biosciences, Inc. Commission File No.: 001-33650 Dear Caladrius Shareholder: YOUR PARTICIPATION IS IMPORTANT – PLEASE VOTE TODAY! According to our latest records, your proxy vote relating to the Caladrius Biosciences Annual Meeting of Stockholders has not yet been received. Item 1 PROPOSAL TO APPROVE AGREEMENT & PLAN OF MERGER & REORGANIZATION Vote FOR Item 2 APPROVE AMENDMENT TO EFFECT A REVERSE STOCK SPLIT OF COMMON STOCK Vote FOR Item 3 APPROVE AMENDMENT TO CHANGE THE CORPORATE NAME OF CALADRIUS Vote FOR Item 4 ELECTION OF DIRECTORS Vote FOR Item 5 RATIFY GRANT THORNTON LLP AS INDEP. REG. PUB. ACCOUNTANT Vote FOR Item 6 APPROVE, ON A NON-BINDING ADVISORY BASIS, EXECUTIVE COMPENSATION Vote FOR Item 7 APPROVE AMENDMENT TO THE 2018 EQUITY INCENTIVE COMPENSATION PLAN Vote FOR Item 8 CONSIDER AND VOTE UPON AN ADJOURNMENT OF THE ANNUAL MEETING Vote FOR If you have any questions please contact our proxy solicitor, Alliance Advisors, toll free at: 877- 587-0831 You have until September 12, 2022 at 11:59 p.m. EST to vote your shares. PLEASE VOTE TODAY following the instructions on your proxy card.

If you have recently mailed your proxy card or cast your vote by phone or internet, please accept our thanks and disregard this request. Sincerely, David J. Mazzo, Ph.D. President and Chief Executive Officer * * * About Caladrius Biosciences Caladrius Biosciences, Inc. is a clinical-stage biopharmaceutical company dedicated to the development of innovative therapies designed to treat or reverse disease. We currently are developing first-in-class autologous cell therapy products based on the finely tuned mechanisms for self-repair that exist in the human body. Our technology leverages and enables these mechanisms in the form of specific cells, using formulations and modes of delivery unique to each medical indication. The Company’s current product candidates include: XOWNA® (CLBS16), the subject of both a recently completed positive Phase 2a study and an ongoing Phase 2b study (www.freedom-trial.com) in the U.S. for the treatment of coronary microvascular dysfunction (“CMD”); CLBS12 (HONEDRA® in Japan), recipient of a SAKIGAKE designation in Japan and eligible for early conditional approval for the treatment of critical limb ischemia (“CLI”) and Buerger’s disease based on the results of an ongoing clinical trial; and CLBS201, designed to assess the safety and efficacy of CD34+ cell therapy as a treatment for diabetic kidney disease (“DKD”). For more information on the Company, please visit www.caladrius.com. The Company recently announced that it has signed a definitive merger agreement with Cend Therapeutics, Inc. (www.cendrx.com). The merger is expected to close in the third quarter of 2022. About Cend Therapeutics Cend is a clinical-stage biotech company focused on a novel approach to enable more effective treatments for solid tumor cancers. The CendR Platform™ provides a tumor-targeted tissue penetration capability to specifically enhance drug delivery to tumors. Cend is also applying its technology to alter immunosuppression selectively within the tumor microenvironment to enable a patient’s immune system and immunotherapies to fight cancer with greater effectiveness. For more information on Cend, please visit www.cendrx.com Forward-Looking Statements This communication contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. In addition, when or if used in this communication, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict”, “see” and similar expressions and their variants, as they relate to Caladrius, Cend or the management of either company, before or after the aforementioned merger, may identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements relating to the timing and completion of the proposed merger; Caladrius’ continued listing on the Nasdaq Capital Market until closing of the proposed merger; the combined company’s listing on the Nasdaq Capital Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the approach Cend is taking to discover and develop novel therapeutics; the adequacy of the combined company’s capital to support its future operations and its ability to successfully initiate and complete clinical trials; the difficulty in predicting the time and cost of development of Cend’s product candidates; the nature, strategy and focus of the combined company; the executive and board structure of the combined company; and expectations regarding voting by Caladrius’ and Cend’s stockholders. Actual results could differ materially from those contained in any forward-

looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Caladrius and Cend to consummate the transaction; risks related to Caladrius’ ability to correctly estimate its operating expenses and its expenses associated with the transaction; the ability of Caladrius or Cend to protect their respective intellectual property rights; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Caladrius’ Annual Report on Form 10-K filed with the SEC on March 22, 2022. Caladrius can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, Caladrius undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Important Additional Information Has Been Filed with the SEC On June 15, 2022, Caladrius filed a Registration Statement on Form S-4 (File No. 333-265638) containing a proxy statement, prospectus and information statement with the SEC, in connection with the proposed transaction, which was declared effective by the SEC on July 28, 2022 and mailed to stockholders of Caladrius on or about August 2, 2022. CALADRIUS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALADRIUS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Caladrius with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Caladrius with the SEC by contacting Investor Relations by mail at Attn: Investor Relations, Caladrius Biosciences, Inc., 800 Westchester Avenue, Suite N341, Rye Brook, NY 10573. Investors and stockholders are urged to read the proxy statement, prospectus, and the other relevant materials before making any voting or investment decision with respect to the proposed transaction. Participants in the Solicitation Caladrius and Cend, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Caladrius’ directors and executive officers is included in Caladrius’ Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 22, 2022 and amended on April 21, 2022. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated below. Contact: Investors: Caladrius Biosciences, Inc. John Menditto Vice President, Investor Relations and Corporate Communications Phone: 908-842-0084 Email: jmenditto@caladrius.com